Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 22, 2013

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2011, filed with the SEC on August 20, 2011, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as it may be amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Selected Colombian Economic Indicators

	For the Year Ended December 31,
	2007	2008	2009	2010	2011

Domestic Economy
Real GDP Growth (percent)(1)	6.9%	3.5%	1.7%	4.0%	5.9%
Gross Fixed Investment Growth (percent)(1)	14.4	9.9	(1.3)	4.6	16.6
Private Consumption Growth (percent)(1)	7.3	3.5	0.6	5.0	6.5
Public Consumption Growth (percent)(1)	6.0	3.3	5.9	5.5	2.6
Consumer Price Index(2	5.7	7.7	2.0	3.2	3.7
Producer Price Index(2)	1.3	9.0	(2.2)	4.4	5.5
Interest Rate (percent)(3	8.0	9.7	6.1	3.7	4.2
Unemployment Rate (percent)(4	9.9	10.6	11.3	11.1	9.8
Balance of Payments	(millions of U.S. dollars)
Exports of Goods (FOB)(5)	$29,381	$37,095	$32,563	$39,546	$56,216
Oil and its derivatives(5)	7,318	12,204	10,254	16,483	27,954
Coffee(5)	1,714	1,883	1,543	1,884	2,608
Imports of Goods (FOB)(5)	30,088	36,320	30,510	37,508	50,650
Current Account Balance(5)	(5,977)	(6,743)	(4,960)	(8,758)	(9,955)
Net Foreign Direct Investment(5)	8,136	8,342	4,049	177	5,762
Net International Reserves	20,949	24,030	25,356	28,452	32,300
Months of Coverage of Imports (Goods and Services)	6.7	6.4	7.9	7.3	6.3
Public Finance(6)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(7)	Ps. 190,357	Ps. 193,190	Ps . 204,487	Ps. 214,845	Ps. 249,964
Non-financial Public Sector Expenditures (7)	195,304	190,381	213,257	229,399	255,157
Non-financial Public Sector Primary Surplus/(Deficit)(8)	11,131	17,022	4,862	(652)	7,059
Percent of Nominal GDP(1)	3.2%	3.5%	0.9%	(0.1)%	1.1%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(4,471)	342	(11,019)	(17,029)	(10,541)
Percent of Nominal GDP(1)	(1.3)%	0.0%	(2.4)%	(3.1)%	(1.8)%
Central Government Fiscal Surplus/ (Deficit)	(11,614)	(11,067)	(20,715)	(21,019)	(17,507)
Percent of Nominal GDP(1)	(2.7)%	(2.3)%	(4.1)%	(3.9)%	(2.8)%
Public Debt (9)
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps. 132,476	Ps. 140,935	Ps. 159,032	Ps. 183,319	Ps. 192,105
Percent of Nominal GDP(1)	30.7%	29.3%	31.3%	33.7%	31.2%
Public Sector External Funded Debt (millions of dollars)(11)	$27,923	$28,450	$33,642	$35,846	$38,533
Percent of Nominal GDP(1)	13.0%	13.3%	13.5%	12.6%	12.2%

Some of the foregoing figures are updated by more recent information under “Recent Developments”.

1:	Figures for 2010 and 2011 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.
3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been calculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2007 through 2011. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using 2005 as the base year for calculating constant prices.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income. Figures for 2010 correspond to the Cierre Fiscal GNC 2010 released by Consejo Superior de Política Fiscal (“CONFIS”) (Documento Asesores 04/2011). Figures for 2011 are preliminary.
9:	Figures for 2010 and 2011 are subject to revision. Exchange rates at December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year and public sector entities’ guaranteed internal debt.
11:	In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, —Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and CONFIS

Republic of Colombia

On September 3, 2012, Mr. Mauricio Cardenas took office as Minister of Finance and Public Credit, replacing Mr. Juan Carlos Echeverry.

Legislative

On December 26, 2012, President Santos signed into law Law 1607, which modifies the Colombian tax regime. This reform is revenue neutral and its primary objectives are the creation of new jobs and the reduction of inequalities. For those purposes, the reform modifies the income tax rates for wage earners, which now is progressive and sets a National Alternative Minimum Tax -IMAN in order to limit the exemptions and deductions made by individuals on their income tax. The reform also reduces the non-wage costs (payroll taxes, health and pensions), for firms with the aim of boosting formal employment, reduces the general income tax to 25% from 33% and creates a new tax for firms called Impuesto Sobre la Renta Para la Equidad - CREE (Business Contribution to

Equality). Other relevant points of the reform are the reduction in VAT rates in order to simplify tax rates, leaving three different rates versus the previous seven, the reduction of the withholding tax to foreign investors in the local market from 33% to 14% and the inclusion of measures against tax evasion and tax avoidance.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicide decreased from 16,140 in 2008, to 15,817 in 2009, to 15,459 in 2010, and further to 14,746 in 2011. Incidents of kidnapping decreased from 502 in 2007 to 213 in 2009, but increased to 282 in 2010 and 305 in 2011. Incidents of terrorism reached 387 in 2007, increased to 486 in 2008 and to 489 in 2009, but decreased to 471 in 2010. Incidents of terrorism reached 564 in 2011. For the ten-month period ended October 31, 2012, homicides had decreased by 1.0% (from12,209 to 12,064), kidnapping had declined by 7.0% (from 267 to 249), and incidents of terrorism increased by 52% (from 472 to 716) as compared to the corresponding ten-month period ended October 31, 2011.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement establishes a procedure which aims to end the armed conflict. The proposed peace process, includes an agenda with five concrete points: (i) rural development, (ii) guarantees for political opposition and public participation, (iii) the end of armed conflict, (iv) combating drug trafficking and (v) the rights of victims. The agreement does not contemplate the cession of land or cessation of military operations. The negotiations started in the first half of October in Oslo, Norway and have continued in Havana, Cuba.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

The Colombian economy grew by approximately 6.9% in 2007, 3.5% in 2008 and 1.7% in 2009 in real GDP terms. According to preliminary figures, real GDP grew approximately 4.0% in 2010 and 5.9% in 2011. Preliminary figures indicate that real GDP grew approximately 4.8 % during the first quarter, 4.9% during the second quarter and 2.1% during the third quarter of 2012.

During the first quarter of 2012, the sectors that experienced the greatest year-on-year real growth were mining (13.3%), financial institutions, insurance, housing and business activities (6.8%), transportation, storage and communications (6.0%) and retail, restaurants and hotels (4.6%). The sector that experienced the greatest decrease in year-on-year real growth was construction (-2.0%).

During the second quarter of 2012, the sectors that experienced the greatest real growth were construction (18.7%), mining (8.5%), financial institutions, insurance, housing and business activities (5.3%) and retail and restaurants and hotels (4.3%). The sector that experienced the greatest decrease in real growth was manufacturing (-0.4%).

During the third quarter of 2012, the sectors that experienced the greatest real growth were financial institutions, insurance, housing and business activities (4.4%), agriculture, hunting, forestry and fishing (4.0%), and retail, restaurants and hotels (3.7%). The growth in financial institutions, insurance, housing and business activities was primarily driven by an increase in the value added of financial intermediation services, insurance and related services. The growth in the agriculture, hunting, forestry and fishing sector was mainly driven by an increase in the production of agriculture products (cereals, legumes, tubers, seeds, oleaginous fruits and live plants) and coffee. The sector that experienced the greatest decrease in real growth was construction (-12.3%). The decrease in the construction was mainly a result of a decrease in civil works and construction of buildings.

The Government’s current estimate for real GDP growth in 2012 is 4.0%.

Employment and labor

The following table presents national monthly average rates of unemployment for January 2009 through November 2012, according to the most recent methodology adopted by DANE.

National Monthly Unemployment Rates

	2009	2010	2011	2012

January	14.2%	14.6%	13.6%	12.5%
February	12.5	12.6	12.9	11.9
March	12.0	11.8	10.9	10.4
April	12.1	12.2	11.2	10.9
May	11.7	12.0	11.2	10.7
June	11.3	11.6	10.9	10.0
July	12.6	12.7	11.5	10.9
August	11.7	11.2	10.1	9.7
September	12.2	10.6	9.7	9.9
October	11.5	10.2	9.0	8.9
November	11.1	10.8	9.2	9.2
December	11.3	11.1	9.8	n/a

n/a: Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $9,955 million deficit in 2011, compared to a U.S. $8,758 million deficit for 2010. The increase in the current account deficit was mainly due to an increase in imports of intermediate goods and in the increase of income outflows. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2011, the capital account registered a U.S. $13,711 million surplus, compared to a U.S. $11,807 million surplus for 2010. This increase was mainly caused by an increase in net loans as a result of the increase in external indebtedness of the private sector for investing abroad.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $8,447 million for the nine months ended September 30, 2012, compared to a deficit of U.S. $6,742 million for the same period in 2011. The capital account registered a surplus of U.S. $12,269 million for the nine months ended September 30, 2012, compared to a U.S. $10,052 million surplus for the same period in 2011.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2010(2)		2011(2)		2011(2)		2012(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	16,483	U.S. $	27,954	U.S.$	20,131	U.S. $	23,053
Coffee		1,884		2,608		1,941		1,456
Coal		6,015		8,397		6,387		5,838
Nickel		967		827		597		673
Gold and emeralds(3)		2,204		2,898		2,016		2,573
Non-traditional(4)		11,993		13,532		10,169		10,590

Total Exports		39,546		56,216		41,241		44,183
Imports (FOB)
Consumer Goods		8,169		10,347		7,449		8,339
Intermediate Goods		15,798		21,180		16,027		17,953
Capital Goods		13,541		19,123		13,807		13,909

Total Imports (FOB)		37,508		50,650		37,283		40,201
Special Trade Operations (Net)(5)		202		21		(24)		(210)
Trade Balance		2,038		5,565		944		436
Services (Net)(6)
Inflow		4,446		4,856		3,665		4,002
Outflow		8,070		9,503		6,737		7,842

		(3,623)		(4,647)		(3,072)		(3,840)
Income (Net)(7)
Inflow		1,444		2,285		1,584		2,168
Outflow		13,294		18,118		12,822		13,978

		(11,849)		(15,833)		(11,239)		(11,810)
Transfers (Net)		4,475		4,938		3,634		3,432

Total Current Account		(8,758)		(9,955)		(6,742)		(8,447)
Capital Account
Foreign Direct Investment (Net)(8)		177		5,762		6,877		11,523
Portfolio Investment (Net)(9)		973		6,670		3,248		4,646
Loans (Net)(10)		9,326		1,953		613		(1,945)
Commercial Credits (Net)		699		330		280		9
Leasing (Net)(10)		16		535		411		176
Other (Net)(10)		(624)		1,499		(1,360)		(2,100)
Other Long Term Financing		(8)		(41)		(18)		(40)

Total Capital Account		11,807		13,711		10,052		12,269
Errors and Omissions		87		(11)		440		(172)

Change in Gross International Reserves	U.S. $	3,136	U.S. $	3,744	U.S. $	3,749	U.S. $	3,650

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Non-traditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	These amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

According to preliminary figures supplied by Banco de la República, exports of goods totaled U.S. $56.2 billion in 2011, representing a 42.1% increase over the same period in 2010. For 2011, traditional exports increased by 54.9%, primarily due to the increase in exports of oil and its derivatives. Non-traditional exports increased by 12.8%, mainly due to the increase in exports of chemicals and precious metals. At the end of 2011, imports of goods totaled U.S. $50.7 billion, representing a 35.0% increase over the same period in 2010. This increase was primarily due to an increase in imports of fuel and capital goods for industry and transportation. For 2011, net foreign direct investment reached U.S. $5.8 billion compared with U.S. $177 million over the same period in 2010. The increase was mainly due to a recovery in foreign direct investment in Colombia.

According to preliminary figures supplied by Banco de la República, for the period from January through September 2012, exports of goods totaled U.S. $44.2 billion, representing a 7.1% increase over the same period in 2011. For the first nine months of 2012, traditional exports increased by 6.8%, primarily due to the increase in exports of oil and its derivatives. Non-traditional exports increased by 8.0%, mainly due to the increase in exports of gold. According to preliminary figures, for the first nine months of 2012, imports of goods totaled U.S. $40.2 billion, representing a 7.8% increase over the same period in 2011. This increase was primarily due to an increase in imports of intermediate and capital goods.

According to preliminary figures supplied by Banco de la República, for the first nine months of 2012, net foreign direct investment reached U.S. $11.5 billion compared with U.S. $6.9 billion over the same period in 2011. The increase was mainly due to a recovery in foreign direct investment in Colombia.

Monetary System

Financial sector

At October 31, 2012, Colombia’s financial sector had a total gross loan portfolio of Ps. 238.8 trillion, compared to Ps. 207.2 trillion at October 31, 2011. Past-due loans totaled Ps. 7.02 trillion at October 31, 2012, as compared to Ps. 6.05 trillion at October 31, 2011, an increase of 16.1%. Past-due loans were 2.9% of total loans at October 31, 2012, the same percentage as in the year before. Provisions covering past-due loans decreased to 156.8% at October 30, 2012 from 158.5% at October 30, 2011.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14% of risk-weighted assets at October 31, 2011 to 16% at October 31, 2012. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 228.5 trillion at October 31, 2011 to Ps. 257.7 trillion at October 31, 2012.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, October 31, 2012:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the six-month period ended, October 31, 2012)

	Assets	Liabilities	Net Worth	Earnings/(Losses)

Banks	Ps.327,391,630	Ps. 282,054,619	Ps. 45,337,011	Ps. 5,367,892
Non Banking Financial Institutions(1)	34,972,219	28,183,572	6,788,647	679,208
Special State-Owned Institutions(2)	40,611,200	34,088,416	6,522,784	381,791

Total	Ps 402,975,049	Ps. 344,326,607	Ps. 58,648,442	Ps. 6,428,891

Totals may differ due to rounding.

(1)	Includes Financial Corporations, Commercial Financing Companies and Cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 3.5% at December 31, 2010 to 5.1% at December 31, 2011. The average DTF at November 30, 2012 was 5.4%, as compared to 5.1% at November 31, 2011.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2011 was 3.7%, as compared to 3.2% in 2010. The year on year change in the CPI at December 2012 was 2.44%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2011 was 5.5%, as compared to 4.4% for 2010. The year-on-year change in the PPI at December 31, 2012 was -2.95%.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)

2010(3)
January	2.1	0.5	4.0
February	2.1	–0.4	4.0
March	1.8	–0.2	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5
July	2.2	1.8	3.5
August	2.3	2.0	3.5
September	2.3	2.3	3.5
October	2.3	2.7	3.5
November	2.6	3.7	3.4
December	3.2	4.4	3.5

2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	5.0	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9
June	3.2	4.7	4.1
July	3.4	4.8	4.2
August	3.3	5.4	4.5
September	3.7	6.7	4.6
October	4.0	8.2	4.7
November	4.0	7.1	5.1
December	3.7	5.5	5.1

2012
January	3.5	3.8	5.1
February	3.6	2.7	5.3
March	3.4	1.6	5.4
April	3.4	1.6	5.5
May	3.4	0.8	5.5
June	3.2	-0.7	5.5
July	3.0	-0.3	5.4
August	3.1	0.1	5.4
September	3.1	0.1	5.3
October	3.1	-1.1	5.4
November December	2.8 2.4	-2.1 -3	5.3 5.2

n.a.: Not available.

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On January 30, 2012, as a consequence of high levels in commodity prices, the increase in the rate of credit growth and the increase in inflationary expectations, Banco de la República decided to raise the discount rate 25 basis points from 4.75% to 5.00%. On February 24, 2012, as a result of the continuous increase in oil and commodity prices, and the high rate of credit growth, Banco de la República increased the discount rate 25 basis points from 5.00% to 5.25%. On July 27, 2012, Banco de la República lowered the discount rate 25 basis points from 5.25% to 5.00% due to a lower than expected GDP growth, the decrease in commodity prices, the decrease in the rate of credit growth and the reduction in inflation expectations. On August 24, 2012, as a result of the continuous decrease in inflationary expectations, Banco de la República decided to reduce the discount rate 25 basis points from 5.00% to 4.75%. During the next two months, Banco de la República decided to maintain unchanged the rate at 4.75%. Even though the international markets showed some weakness, especially in Europe, the internal demand proved stronger than expected, and the credit growth continued decelerating and the inflation remained near the midpoint of the Central Bank objective of 3%. On November 23, 2012, Banco de la República decided to cut 25 basis points from 4.75% to 4.5% primarily motivated by concerns about European debt and the United States fiscal cliff developments.

On December 21, 2012, Banco de la República decided to lower the rate an additional 25 basis points to 4.25% due to lower GDP growth and internal demand.

Foreign exchange rates and international reserves

Exchange rates. On December 31, 2012, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,768.23 = U.S. $1.00, as compared to Ps. 1,942.70 = U.S. $1.00 on December 31, 2011. In 2011, the Representative Market Rate reached a high of Ps. 1,972.76 = U.S. $1.00 on October 5, 2011 and a low of Ps. 1,748.41 = U.S. $1.00 on July 15, 2011. In 2012, the Representative Market Rate reached a high of Ps. 1,942.70 = U.S. $1.00 on January 3, 2012 and a low of Ps. 1,754.89 = U.S. $1.00 on May 4, 2012.

International reserves. Net international reserves increased from U.S. $32.3 billion at December 31, 2011 to U.S. $37.5 billion at December 31, 2012. Between January 2011 and December 2011, Banco de la República intervened in the market through the net purchase of U.S. $3.7 billion to control volatility. During the first six months of 2012, Banco de la República intervened in the market through the net purchase of U.S. $4.8 billion through direct purchase auctions. On August 24, 2012, in order to provide liquidity to the economy, Banco de la República decided to buy U.S. $700 million through daily auctions between August and September. As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of January 17, 2013, the General Directorate of Public Credit and National Treasury has no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which establishes a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías”, or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such amount of royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury at its sole discretion may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. In 2012, royalties reached an amount of Ps. 9.6 trillion and transfers in dollars into the Savings and Stabilization Fund were Ps. 1.5 trillion.

Public Sector Finance

General

According to preliminary figures, for the year ended December 31, 2012, the Central Government fiscal deficit decreased to 2.4% of GDP, compared to a deficit of 2.8% of GDP in 2011. According to preliminary figures, the non-financial public sector balance in 2012 was a deficit of 0.3% of GDP, compared to a deficit of 1.8% of GDP in 2011.

The principal public sector finance statistics for 2012 and 2013 are as follows:

Principal Public Sector Finance Statistics (% of GDP)

	Budget 2012(1)	Actual 2012(1)(2)	Budget 2013(3)
Non-financial Public Sector Balance	(1.2)%	(0.3)%	(1.1)%
Central Government	(2.4)	(2.4)	(2.4)
Other Public Sector Entities	1.2	2.1	1.3
Central Bank Balance	(0.1)	(0.1)	(0.1)
FOGAFIN Balance	0.1	0.1	0.1
Consolidated Public Sector Balance	(1.2)	(0.4)	(1.1)

Totals may differ due to rounding.

(1)	Medium Term Fiscal Plan 2012. The Medium Term Fiscal Plan is a document submitted to Congress every year in accordance with Law 819 of 2003 and sets out the Government’s targets for the public sector balances, among others.
(2)	Figures revised in CONFIS December 2012.
(3)	Projected figures.

Figures revised in CONFIS December 2012. Projected figures.

The following table shows the principal budget assumptions for 2013 revised as of December 2012:

Principal 2013 Budget Assumptions(1)

2013 Budget Assumptions
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps. 721,392

Real GDP Growth	4.8%
Inflation
Domestic Inflation (producer price index)(2)	3.0%
Domestic Inflation (consumer price index)(2)	3.0%
External Inflation(3)	4.2%
Real Devaluation (average)	(0.04)%
Interest Rates
Prime (United States)	3.6%
LIBOR (six month)	0.8%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	2.0
Oil ($/barrel) (Cusiana)	91.0
Coal ($/ton)	85.0
Nickel ($/lb.)	2.91
Gold ($/Troy oz.)	1,699

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in January 2013.
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2013.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2013. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 31.7% in 2008 to 34.5% in 2009, and to 35.7% in 2010, but decreased to 34.6% in 2011. As of September 30 2012, the ratio of total net non-financial public sector debt to GDP decreased to 31.7%.

Public sector internal debt

As of December 31, 2012, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 163.1 trillion, compared to Ps. 153.3 trillion at December 31, 2011. The following table shows the direct internal funded debt of the Central Government at December 31, 2012 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At December 31, 2012 (in millions of pesos)
Treasury Bonds	Ps.149,980,367
Pension Bonds	9,226,959
Titulos de Reduccion de Deuda (TRD)	2,545,968
Peace Bonds	38,930
Constant Value Bonds	1,121,381
Banco Agrario	277
Others(1)	219,610
Security Bonds	823

Total	Ps. 163,134,315

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 213 billion at December 31, 2012.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt

by Type(1)

	At December 31, 2011		At November 30, 2012
	(in millions of U.S. dollars)

Central Government	U.S. $	32,934	U.S.$	33,161
Public Entities(2)
Guaranteed		1,896		1,853
Non-Guaranteed		5,775		8,704

Total External Funded Debt	U.S. $	40,606	U.S.$	43,719

1.	Provisional, subject to revision. Includes debt with an original maturity of more than one year and excludes debt with resident financial institutions. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2011 and November 30, 2012, respectively.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database—Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2011		At November 30, 2012
	(in millions of U.S. dollars)

Multilaterals	U.S. $	16,016	U.S. $	15,491
IADB		6,826		6,583
World Bank		7,624		7,474
Others		1,566		1,433
Commercial Banks		1,149		2,000
Export Credit Institutions		97		2,060
Bonds		22,023		23,747
Foreign Governments		1,308		411
Suppliers		12		9

Total	U.S. $	40,606	U.S. $	43,719

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2011 and November 30, 2012, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office Ministry of Finance.

At September 30, 2012, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $840 million.

On September 21, 2012, Colombia issued Ps. 1,000,000,000,000 aggregate principal amount of its 4.375% Global TES Bonds due 2023.

On January 22, 2013, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$1,000,000,000 aggregate principal amount of its 2.625% Global Bonds due 2023. The settlement for the offering is expected to occur on January 29, 2013.